Exhibit 99.6

NICE Surpasses Milestone of 1 Million Agents on CXone

Hoboken, N.J., March 15, 2023 – NICE (Nasdaq: NICE) today announced that CXone, the industry’s leading CX native cloud platform, has more than 1,000,000 agents and supervisors using the full breadth of its functionality. CXone provides leading organizations with full CXi (customer experience interactions) capabilities, creating seamless customer journeys across self and human service. The company reported its full year 2022 financial results in February.

Recent business highlights include:

-	Surpassing 1 million agents on CXone

-	Cloud revenue of $1.3 billion and total revenue of $2.2 billion

-	A record win rate, leading to a record number of new customer acquisitions and partner onboardings

-	10X growth in digital interactions

-	Industry leading 31.8% Non-GAAP EBITDA margin

-	$1.6 billion in cash and cash equivalents and short-term investments

-	Continued global expansion growing to 19 regions, serving over 150 countries

-	Continued investment in innovation with more than 2,600 R&D professionals

-	The only CX cloud provider with full FedRamp certification enabling 150 of leading state and government organizations and divisions

NICE continues to secure market-leading positions across all market reports in CCaaS, conversational AI, innovation, WEM, digital and customer experience. NICE is the only vendor named a leader by Gartner for both workforce engagement management and Contact Center as a Service. Other recent wins include:

-	Launching the industry’s first conversational CX with ChatGPT-enabled CXone, a groundbreaking innovation in conversational AI

-	A Leader in the 2023 Aragon Research Globe™ for Conversational AI in the Intelligent Contact Center

-	A Winner of the 2023 BIG Innovation Award for Customer Experience Advancements

-	A Digital Transformation Partner by the 2023 Global Banking and Finance Awards

“We are proud to report this significant milestone crossing 1 million agents using CXone, while continuing to deliver strong results, maintaining our market-leading position,” said Barak Eilam, CEO of NICE. “Our profitable growth momentum allows us to continuously invest and drive innovation for our customers. Today, organizations are more than ever looking to partner with an experienced, viable vendor that can take them to the next generation of CX and we are proud to be able to do that with CXone.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.